Jason Simon, Esq.

Tel 703.749.1386

Fax 703.714.8386

simonj@gtlaw.com

September 6, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention: Benjamin Holt

Re:	Monterey Bio Acquisition Corporation Preliminary Proxy Statement on Schedule 14A Filed August 24, 2022 File No. 001-40861

Dear Mr. Holt:

This letter is submitted on behalf of Monterey Bio Acquisition Corporation (the “Company”), in response to the oral comment (the “Oral Comment”) of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s preliminary proxy statement on Schedule 14A filed with the Commission on August 24, 2022 (the “Preliminary Proxy Statement”), received during a phone call held with the Staff on September 1, 2022. The Company intends to file the definitive proxy statement on Schedule 14A (the “Definitive Proxy Statement ”) and to include revisions in response to the Staff’s Oral Comment.

In response to the Staff’s Oral Comment requesting that the Company specify the new date that the Company would be required to liquidate if the Extensions are approved by the Company’s stockholders at the Special Meeting, the Company respectfully advises the Staff that it proposes to revise its disclosure in the Notice of Special Meeting of Stockholders of the Definitive Proxy Statement as set forth below, and to make corresponding changes throughout the Definitive Proxy Statement, where applicable. Capitalized terms used but not defined herein have the meanings given to them in the Definitive Proxy Statement.

•	Proposal No. 1 - The Charter Amendment Proposal – a proposal to amend (the “Charter Amendment”) Monterey Bio’s amended and restated certificate of incorporation (the “charter”) by allowing us to extend (the “Extension”) the date by which we have to consummate a business combination (the “Combination Period”) for an additional three (3) months, from October 5, 2022 (the date which is 12 months from the closing date of our initial public offering of our units (the “IPO”)) to January 5, 2023, by depositing into the trust account (the “trust account”) $350,000 (the “Extension Payment”) for the three-month extension, and thereafter to extend the Combination Period up to six (6) times by an additional month each time (or up to July 5, 2023) by depositing into the trust account $120,000 for each additional month extension; and

•	Proposal No. 2 - The Trust Amendment Proposal – a proposal to amend (the “Trust Amendment” and together with the Charter Amendment, the “Extensions”) the Investment Management Trust Agreement, dated September 30, 2021, by and between Continental Stock Transfer & Trust Company and Monterey Bio (the “Trust Agreement”), allowing us to extend the Combination Period for an additional three (3) months, from October 5, 2022 to January 5, 2023 (the “Trust Amendment”), by depositing into the trust account the Extension Payment for the three-month extension, and thereafter to extend the Combination Period up to six (6) times by an additional month each time (or up to July 5, 2023) by depositing into the trust account $120,000 for each additional month extension.

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United States Securities and Exchange Commission

Division of Corporation Finance

September 6, 2022

Please do not hesitate to call me at (703) 749-1386 should you have any questions regarding the Definitive Proxy Statement or the above response.

Sincerely yours,

/s/ Jason Simon
Jason Simon

cc:	Sanjeev Satyal – Chief Executive Officer, Monterey Bio Acquisition Corporation